FORM U-7D
                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                        Amendment(1)

      The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.


1.    Lessee public utility company:   Jersey Central Power & Light Company
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      Address: c/o GPU Service, Inc., 310 Madison Avenue, Morristown, NJ  07962
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2.    Date: as of November 5, 1998 (date of Second Amended and Restated  Nuclear
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      Material  Lease  Agreement  with  Oyster  Creek Fuel  Corp.;  Amended  and
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      Restated  Lease dated as of November 17, 1995;  original lease dated as of
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      August 8, 1991)
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2a.   Expected date facility will be placed in service:  facility is in service
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3.    Regulatory authority which has acted on transaction:

  Name: New Jersey Board of Public Utilities Date of order: 8/1/91
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  Name: Securities and Exchange Commission   Date of order: 11/3/98;
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4. Initial term of lease: 364 days from 11/5/98
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4a.   Renewal  options:  renewable for 364-day  extensions  after  expiration of
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      initial term, but in no event with a term beyond November 17, 2015.
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5.    Brief description of facility: nuclear fuel, assemblies and component
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      parts  acquired  from  time  to time  for  use at  Oyster  Creek  nuclear
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      generating station ("Oyster Creek") of which Lessee owns a 100% interest
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6.    Manufacturer  or supplier:  Sequoyah Fuels  Corporation/ConverDyn,  United
                                  ----------------------------------------------
      States Enrichment Corporation, General Electric Company and possibly other
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      manufacturers  or suppliers in the future  pursuant to the related  Second
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      Amended and Restated Nuclear Material Lease Agreement
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7. Cost of facility: up to $90 million
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8. Basic rent. Initial term: (2)
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8a.   Periodic installment.  Amount:  (2)       Period:  (2)
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9. Holder of legal title to facility: Oyster Creek Fuel Corp.
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      Address:  c/o United  States Trust  Company of New York,  114 West
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      47th  Street,  New    York, NY 10036
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1.    Holders of beneficial interests:
                                           Percent                Amount
        Name and Address                   of equity              invested
        -------------------------          --------------       ----------
        Oyster Creek Fuel Corp.            100%                   Up to $90
        c/o United States Trust                                   million
          Company of New York
        114 West 47th Street
        New York, NY 10036

        United States Trust                Trustee under Second   --
          Company of New York              Amended and Restated
        114 West 47th Street               Trust Agreement
        New York, NY 10036

        Lord Fuel Corp.                    Reversionary interest  --
          Corporation                      under Second Amended
        c/o Lord Securities                and Restated Trust
        2 Wall Street                      Agreement
        New York, NY 10005

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

       Amount borrowed: (3)
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       Interest rate: (3)   Number of lenders: (3)
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       Terms of Repayment. Amount: Payments based on amount of monthly financing
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       charge,  as defined in the Second Amended and Restated  Nuclear  Material
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       Lease Agreement, together with thermal energy in British Thermal Units of
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       heat produced by nuclear material burned multiplied by a BTU charge
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       Period:    Lease Term
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       Date executed:  12/2/98
       Signature of Holder of legal title:

                             OYSTER CREEK FUEL CORP.



                              By:/s/ Louis P. Young
                                 Louis P. Young
                                Title: President

       Signatures of Holders of beneficial interests shall be annexed and incorporated herein.(4)
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(1) This Amendment  relates to the Second Amended and Restated  Nuclear Material
Lease Agreement dated as of November 5, 1998 between Oyster Creek Fuel Corp. and Jersey Central Power & Light Company and financing transactions related thereto. Such agreement amends the Amended and Restated Nuclear Material Lease Agreement dated as of November 17, 1995, which was the subject of an amendment to the Certificate on Form U-7D filed by Oyster Creek Fuel Corp. on December 1, 1995.

(2) See Attachment A.
(3) See Attachment B.
(4) See Attachment C.




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                                  Attachment A
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Basic Rent. Monthly rent during both the initial and any renewal term equals the
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sum of (a) all commercial  paper discount,  as defined in the Second Amended and
Restated Nuclear Material Lease Agreement, payable by Oyster Creek Fuel Corp., with respect to commercial paper outstanding and all interest payable by Oyster Creek Fuel Corp. with respect to all outstanding notes issued by such company, to finance the Lessee's interest in nuclear fuel assemblies and component parts for use at Oyster Creek (the "Nuclear Material") and certain transaction costs payable by Oyster Creek Fuel Corp. incurred in connection with the Second Amended and Restated Nuclear Material Lease Agreement, which commercial paper discount, interest and costs are not related to costs incurred by Oyster Creek Fuel Corp. in acquiring the Nuclear Material and (b) a Monthly Rent Component which shall be an amount determined by multiplying (x) the amount of thermal energy in millions of British Thermal Units of heat produced by such Nuclear Material during the second preceding month by (y) the BTU Charge set forth in the final leasing record covering such Nuclear Material.

Additional Rent. Includes legal, accounting,  administrative and other operating
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expenses and taxes incurred by Oyster Creek Fuel Corp. to the extent not paid as part of Basic Rent (including, without limitation, any cancellation fees, yield maintenance amounts and all other liabilities incurred or owed by Oyster Creek Fuel Corp. pursuant to the financing documents) and all amounts (other than Basic Rent) that the Lessee agrees to pay under the Second Amended and Restated Lease Agreement (including, without limitation, indemnification payable under the Second Amended and Restated Lease Agreement and general and administrative expenses of Oyster Creek Fuel Corp.)


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                                  Attachment B
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Oyster  Creek  Fuel  Corp.  has  entered  into a Credit  Agreement,  dated as of
November 5, 1998, with The First National Bank of Chicago, as Administrative Agent, PNC Bank, National Association, as Syndication Agent, and First Chicago Capital Markets, Inc. and PNC Capital Markets, Inc., as Arrangers thereunder and the Banks party thereto (collectively, the "Lenders"), providing for loans from time to time to Oyster Creek Fuel Corp., in order to finance acquisition costs for Nuclear Material. The aggregate face value of commercial paper and/or loans that may be issued under such Credit Agreement may not exceed $90 million. On November 5, 1998, Oyster Creek Fuel Corp. issued commercial paper under the Credit Agreement in the aggregate face amount of $76,104,000.







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                                  Attachment C
                                   ------------


                   Signatures of Holders of Beneficial Interests
                   ---------------------------------------------


            The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.


                             OYSTER CREEK FUEL CORP.


                              By:/s/ Louis P. Young
                                 Louis P. Young
                                Title: President



                              UNITED STATES TRUST COMPANY OF
                              NEW YORK, as Trustee


                              By:/s/ Louis P. Young
                                 Louis P. Young
                              Title: Vice President



                              LORD FUEL CORP., as Trust Beneficiary


                              By:/s/ Dwight Jenkins
                                 Dwight Jenkins
                              Title: Vice President




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